Dr. Saara Totterman
101 Stoneleigh Court
Rochester NY 14618

Mr. Robert G. Klimasewski
VirtualScopics, Inc.
350 Linden Oaks
Rochester, NY 14625

Dear Mr. Klimasewski,

This letter is in response to your letter of March 18th of 2008 seeking my resignation.

I would first like to mention, as I wish the records of VirtualScopics to be accurate, that I'm in strong disagreement with Jeff Markin's characterization of our March 6th conversation.

I have taken no actions with the intention of purposely harming the company.

Also, there is ample documentary evidence of communications with VirtualScopics prior to the sale of the shares in question.

More importantly, I'm deeply disturbed by the Board's unprofessional collective expression of "contempt" and your repeated assertions that I'm not interested in "advancing the business purposes" of the company. Unlike most of the members of the Board, I do not merely view VirtualScopics as yet another of my many investments or one of the numerous part-time activities with which I am involved.

VirtualScopics is in large part based on decades of my intense research efforts, and I'm sure that any rational observer would agree that no single person has put in more hours to make this company successful over the past decade than I have. The idea that I have suddenly become indifferent or hostile to the company's success is patently absurd.

The one area where we agree is that it is time for me to leave the Board. So I hereby submit my resignation, effective immediately. Once again, for purposes of clarity, I note that I'm tendering my resignation not because I agree with your reasoning for its necessity, but rather because I feel that it is optimal for me to be free of the constraints of Board membership.

Since I am, in fact, extraordinarily interested in the success of VirtualScopics, I next plan turn my efforts toward being a vocal activist shareholder, with the hope of reversing the disturbing decline of a company that otherwise holds so much promise for shareholders, as well as for the Rochester and broader medical communities.

Sincerely,

Dr. Saara Totterman